THE LAW OFFICES OF
RYAN ALEXANDER

520 South Fourth Street, Suite 340 · Las Vegas, Nevada 89101
Phone: (702) 868-3311 · Facsimile: (702) 868-3312
Email: Info@RyanAlexander.us · Website: www.RyanAlexander.us

Via EDGAR

February 2, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       Larry Spirgel, Assistant Director

Re:          Laredo Resources Corp.
Registration Statement on Form S-1
Filed December 29, 2010
Your File No. 333-171457

Dear Mr. Spirgel:

We write on behalf of Laredo resources Corp. (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated January 25, 2011 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, commenting on the Company’s Registration Statement on Form S-1 filed December 29, 2010.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

General

1.
We note you have 3,570,000 shares outstanding of which the CEO owns 2,000,000 shares.  So, the balance of the shares held by non-affiliates is 1,570,000 of which 1,099,000 shares are being registered.  Based on the significant number of non-affiliate shares being registered, it appears you are conducting an indirect primary offering in which the selling stockholders are acting as a conduit for the company to create a public trading market in the company’s securities .  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  Therefore, please fix the offering price for the duration of the offering and identify the selling stockholders as underwriters.

If you disagree, provide us with a detailed analysis as to why the offering by your non-affiliate shareholders should be considered a secondary offering.  Your analysis should include, but not be limited to, explaining the relationship between the company and the selling shareholders, any relationships among the selling shareholders, the manner in which each selling shareholder received the shares,  how long the selling shareholders have held their shares, and the dollar value of the shares being registered in relation to the proceeds you have received from the selling shareholders for the shares.  Please also identify if any of the selling shareholders is in the business of buying and selling securities or confirm that is not the case,

Response:  The Company respectfully submits that the offering is appropriately characterized as an offering that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i).  The determination as to whether the offering is by or on behalf of a person or persons other than the registrant is a factual analysis as to whether the selling shareholders are actually underwriters selling on the Company’s behalf.  The term “underwriter” is defined in Section 2(11) of the Securities Act as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

U.S. Securities and Exchange Commission
Division of Corporate Finance,
Attn:  Larry Spirgel, Assistant Director
February 2, 2011

In order for one to be classified as an underwriter, one must lack investment intent.  For purposes of determining whether one is acting as an underwriter, the presence of investment intent by a purchaser of securities is ascertained by reviewing the factual circumstance surrounding the issuance of the securities.

As discussed in Item 15 of the Registration Statement, the Selling Shareholders acquired their shares in a private offering conducted under Rule 903(a)&(b)(3) of Regulation S of the Securities Act of 1933.  This offering was closed on August 27, 2010 and each of the selling shareholders purchased their shares for a price of $0.008 per share. To date, the Selling Shareholders have held their shares for just over five months.  As disclosed in the Registration Statement, there is currently is no existing trading market for the common stock of the Company. The offering price has therefore been fixed at $0.008 per share, which is the same price as the Reg S offering under which the shares were purchased.  Each Selling Shareholder made representations that they were acquiring their shares with investment intent and not with a view to distribution.  Further, each Selling Shareholder represented and warranted to the Company that they were acquiring the shares as principal for their own benefit.  Each shareholder acquired unregistered securities which were restricted and not freely transferable under the Securities Act.  At the time of issuance, the Selling Shareholders were specifically advised that they were acquiring restricted securities and that there was no assurance that a public market will develop for the Company’s securities.

The information provided to the Company indicates that none of the Selling Shareholders is in the business of buying and selling securities or is associated with any persons who are in the business of underwriting securities.  In addition, none of the Selling Shareholders are affiliates or related to affiliates of the company nor will the Company receive any proceeds from the sale of securities by the Selling Shareholders.  The Company has prepared a table summarizing the relationships among the Selling Shareholders and between the Selling Shareholders and the Company and its management.  This table is furnished as Attachment 1 to this correspondence.

Finally, the Company is seeking to register 1,099,000 shares.   These shares represent a distinct minority (approx. 31%) of the total issued and outstanding shares of the Company.

Therefore, the factual circumstances surrounding the issuance of securities to the Selling Shareholders in the pending registration statement evidence that the Selling Shareholders are not underwriters selling on the Company’s behalf and, accordingly, the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2.	Please monitor the need to provide updated financial information, in accordance with Rule 8-08 of Regulation S-X.

Response:  The Registration Statement has been updated throughout to include and reflect the Company’s unaudited financial information for the quarter ended November 30, 2010.

3.	Explain to us each of the following items:

•	who prepared the registration statement;

•	what basis the preparer had or source(s) upon which it relied in drafting the prospectus;

•	who created the business plan which is described;

•	haw and when Ruth Cruz Santos (your sole director and officer) first came to be affiliated with Laredo Resources Corp.; and

•
the relationship between Ruth Cruz Santos and Luis Antonio Delgado Gonzalez, who, like Ms. Cruz, lives in Mexico and works for Bucerias Colibri Condominium and who filed a registration statement for a similar offering with a similar business plan in 2010 (Kinetic Resources Corp., file no. 333-169346).

We may have additional comments based on your responses.

Response:  The registration statement was prepared by Ms. Santos in consultation with counsel.  The primary source for the information given in the Prospectus was the Geological Report of the company’s consulting geologist, Carl von Einsiedel.  Ms. Santos created the business plan based upon the exploration budget and recommendations given in Mr. von Einsiedel’s report.  Ms. Santos founded the Company on August 17, 2010 and has served as its sole officer and director since that date. Ms. Santos and Antonio Delgado Gonzales are friends employed by the same business concern in Mexico. Mr. Gonzales has no relationship with Company or its business and operations.

U.S. Securities and Exchange Commission
Division of Corporate Finance,
Attn:  Larry Spirgel, Assistant Director
February 2, 2011

4.
If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe that particulars to us in necessary detail.  This comment refers to any and all of the following individuals:

•	Ruth Cruz Santos;

•	named legal counsel;

•	those responsible for Ms. Cruz’s connection with Laredo Resources Corp.; and

•	any others who participated in the preparation of the prospectus disclosure in the registration statement.

Response:  Neither Ms. Santos nor counsel has experience with regard to the matters discussed in this comment.  As discussed above, Ms. Santos is the founder of the Company; therefore there are no other persons responsible for her connection to it.

5.
If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c), ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail.  We may have additional comments.

Response: Neither Ms. Santos nor counsel has experience with regard to the matters discussed in this comment.  As discussed above, Ms. Santos is the founder of the Company; therefore there are no other persons responsible for her connection to it.

6.
As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves.  It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission.  If accurate, and with a view toward disclosure, confirm to us that Ms. Cruz did not agree to purchase Laredo Resources Corp. shares or to serve as an officer or director of Laredo Resources Corp. at least in part due to a plan, agreement, or understanding that she would solicit, participate in, or facilitate the sale of the enterprise to (or business combination with) a third party looking to obtain or become a public reporting entity.  Also confirm that she has no such present intention, if true.

Response: Ms. Santos did not agree to purchase her shares in the Company or to serve as an officer of the Company as part of a plan, agreement, or understanding that she would solicit, participate in, or facilitate sale of the enterprise to (or business combination with) a third party looking to obtain or become a public reporting entity.  Ms. Santos has no such present intention.

U.S. Securities and Exchange Commission
Division of Corporate Finance,
Attn:  Larry Spirgel, Assistant Director
February 2, 2011

7.	Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

Response:  The Company has no current plans, proposals, or arrangements, written or otherwise, to seek a business combination with any other entity.

Prospectus Summary, page 5

8.
Please prominently disclose that the company is a shell company.  Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i).  Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Response:   The following disclosure has been added to the end of the Prospectus Summary section:

“We are currently considered a ‘shell company’ within the meaning of Rule 12b-2 under the Exchange Act, in that we currently have nominal operations and nominal assets other than cash.  Accordingly, the ability of holders of our common stock to re-sell their shares may be limited by applicable regulations.  Specifically, the securities sold through this offering can only be resold through registration under the Securities Act of 1933, pursuant to Section 4(1) of the Securities Act, or by meeting the conditions of Rule 144(i) under the Securities Act.

In addition, a risk factor regarding this matter has been added to the Registration Statement at Page 13 at the end of the subsection entitled “Risks Related to This Offering.”

9.
The second and third risk factors on page 9 state that Ms. Cruz is not trained as a geologist or engineer and that the ABR Claims have not been physically examined by Ms. Cruz or Mr. von Einsiedel.  Include these disclosures into the Prospectus Summary.

Response:  The following disclosure has been added to the Prospectus Summary section on Page 6:

“Ms. Ruth Cruz Santos, our president and director, does not have any training as a geologist or an engineer.  As a result, our management may lack certain skills that are advantageous in managing an exploration company.  In addition, neither Ms. Santos, nor our consulting geologist, Mr. von Einsiedel, has visited the property.  As a result, we face an enhanced risk that, upon physical examination of the ABR Claims property, no commercially viable deposits of minerals will be located.”

U.S. Securities and Exchange Commission
Division of Corporate Finance,
Attn:  Larry Spirgel, Assistant Director
February 2, 2011

Risk Factors, page 9

10.
We note your disclosure in the fifth paragraph on page 24 and the third paragraph on page 31 that you likely will not have access to outside debt financing or external credit facilities.  Please provide a risk factor on this topic.

Response: A risk factor on this topic has been added as the second risk factor under the subsection entitled “Risks Related To Our Financial Condition and Business Model.”

Because we will incur additional costs as a result of becoming a public company…, page 10

11.
You discuss in this risk factor increased costs in being a reporting company.  Although we note your disclosure on administrative fees for the first fiscal year, also disclose an estimate of recurring fees incurred for being a reported company.  Also, provide this disclosure in the Liquidity and Capital Resources section.

Response:  This risk factor has been revised to disclosure that the Company estimates that ongoing professional fees to be incurred as result of becoming a reporting company will run approximately $15,000 per year during the exploration phase of its business.  This disclosure has also been added to the Liquidity and Capital Resources section.

Third parties may challenge our rights to our mineral properties…, page 12

12.
The second paragraph on page 5 states you have an option to acquire all the mineral rights for the ABR Claims which are on Bureau of Land Management property.  therefore we do not understand your statement in this risk factor that third parties may challenge your title and the your title may be defective.  Please advise or revise.

Response: This risk factor has been revised to explain that, although the Company is not aware of any such claims, third parties could challenge the location notice for the ABR claims under a claim of prior right under an earlier claim location notice or other filing covering some or all of the area encompassed by the ABR claims.  Consequently, the Company can offer no guarantee that, upon exercise of its option to acquire the ABR claims, it will hold good and marketable title to all of the included mining concessions and mining claims.

Because title to the property is held in the name of another entity…, page 12

13.
Further, the second paragraph on page 5 states Arbutus holds only mineral rights to the ABR Claims.  Therefore explain your statement in this risk factor that title to the property is recorded in the name of Arbutus Minerals LLC.

Response:  An unpatented mining claim is a selected parcel of U.S. federal land, valuable for a specific mineral deposit or deposits, for which the claimant has asserted a right of possession. A patented mining claim is one for which the federal government has conveyed title, making it private land. The ABR Claims are unpatented mining claims. Arbutus’ rights to the ABR Claims are thus restricted to the exploration and extraction of a mineral deposit. ABR’s rights to the ABR claim are recorded, however, with the county and the BLM.

This explanation has been added to the risk factor on Page 12.

U.S. Securities and Exchange Commission
Division of Corporate Finance,
Attn:  Larry Spirgel, Assistant Director
February 2, 2011

Determination of Offering Price, page 14

14.
The disclosure here states you intend to apply to FINRA over-the-counter for quotation.  However, this is incorrect.  As you state on the prospectus cover page, you must have a market maker file an application with FINRA for your common stock to be eligible for trading on the Over-the-Counter Bulletin Board.  Please revise to be consistent throughout your filing.  We also refer you to page 28.

Response: Through a market maker, the Company does intend to seek quotation of its common stock on the over-the-counter bulletin board.  Market makers and FINRA, however, will typically not consider securities for OTC quotation until the applicable registration statement has been declared effective.  The “Determination of Offering Price” section has been revised to indicate that, upon effectiveness of the Registration Statement, the Company will apply through a market maker for quotation on the OTCBB.  Similar clarification has been made on Pages 18 and 28 of the Registration Statement.

Description of Business, page 21

15.
We note your disclosure at the top of page 21 that mineral exploration is essentially a research activity and that successful exploration often results in value being realized through optioning or selling of the claimed site to larger companies.  Revise to provide this disclosure in the Prospectus Summary.

Response:  This disclosure has been added to the Prospectus Summary section.

16.
The second and third paragraphs on page 21 appear to concern your acquisition of properties for mineral exploration and association with other parties for the development of these properties.  However, this disclosure seems incongruent with the balance of your operations which is to investigate the ABR Claims.  Please advise.

Response: These paragraphs have been revised to reflect that the planned geological work relates to the ABR claims and that potential joint ventures for the funding of additional exploration work on the ABR claims will be considered if the presence of mineralization on the ABR claims can be successfully confirmed.  These paragraphs have also been revised to indicate that other mineral prospects will be sought out in the event that the Company is not successful in confirming the presence of mineralization on the ABR property.

17.
We note the payment and expenditure schedules on page 21.  Clarify what would happen if, for instance, you made payments until November 30, 2012 but failed to make the payment on November 30, 2013.  Would you have recourse to the prior payments?  Similarly, clarify what would happen if, for instance, you made expenditures until November 30, 2013 but failed to make the expenditures by November 14, 2014. Would you have recourse to the prior expenditures?

Response: This disclosure has been revised to clarify that the if Company defaults under the payment obligations and does not cure the default within 45 days, it will have no recourse to previously made option payments or previously exploration expenditures.

18.
We note your disclosure at the bottom of page 23 that after your review of Phase I you will assess whether Phases II and III are warranted.  Please provide this disclosure in the Prospectus Summary.  Further, make clear that you are obligated on the payments and expenditures listed on page 21 regardless of whether you proceed to Phases II and III.

Response: This disclosure has been added to the Prospectus Summary section.  In addition, the disclosures on Page 23 and the matching disclosure added to the Prospectus Summary section have been clarified to indicate that, in order to maintain its rights under the Property Option Agreement, the Company will be required to make the listed contractual payments regardless of whether it proceeds with Phases II and III of its planned exploration program.

19.
The last sentence in the fifth paragraph on page 24 states the existence of commercially exploitable mineral deposits in the ABR Claims is unknown at the present time and that you will not be able to ascertain such information until you examine the results of your exploration program.  Provide this disclosure in the Prospectus Summary and a risk factor on this topic.

Response:  This disclosure has been added to the Prospectus Summary.  In addition, a risk factor on this topic has been added as the third risk factor in the “Risks Related To Our Financial Condition And Business Model” section.

U.S. Securities and Exchange Commission
Division of Corporate Finance,
Attn:  Larry Spirgel, Assistant Director
February 2, 2011

Regulation, page 25

20.	Your discussion in this section is too general. For instance, stating permits are required by local, state, and federal government agencies is not helpful. Revise to provide more specific disclosure.

Response: This section has been expanded to discuss the applicable state and local agencies that may have regulatory jurisdiction over mining activities on the ABR claims. As discussed in this section, the Company does not believe that any permits will be required to perform Phase I of its planed exploration program.  Additional review and consultation between the Companies’ consulting geologist and the BLM will be required in order to determine what permits, if any, will be required should the Company decide to undertake Phases II and III.

Market for Common Equity and Related Stockholder Matters, page 28

21.
Please disclose that you are a shell company.  Provide a discussion of the requirements of the safe harbor of Rule 144(i) for the resales of the securities currently held by your shareholders and the resales by purchasers of the securities being offered.

Response: Disclosure of the shell status of the Company, together with a full discussion of the applicable requirements of Section 4(1) of the Act and Rule 144(i) have been added to this section of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

22.
We note from the fourth paragraph on page 31 that you will acquire interests in additional mineral properties if you do not proceed with further exploration after Phase I.  Provide this disclosure in the Prospectus Summary.

Response: This disclosure has been added to the Prospectus Summary section.

23.	Revise to quantify the costs for hiring outside consultants when Ms. Cruz resigns as Operator for the ADR Claims.

Response: A disclosure has been added to indicate that the Company estimates that the cost of hiring an outside consultant as the Operator of the mineral property will be between 5% to 10% of the cost of the exploration program which the Operator is overseeing.

Liquidity and Capital Resources, page 32

24.	Revise to discuss your auditor’s going concern opinion.

Response: A discussion of the auditor’s going concern opinion has been added to this section.

Directors, Executive Officers, promoters and Control Persons, page 33

25.	Please provide the disclosure required by Item 401(g) of Regulation S-K or advise.

Response: None of the events enumerated in paragraphs f(1) through f(6) of Item 401 of Reg. S-K have occurred during the past five years with regard to the Company’s sole officer and director.  A disclosure to this effect has been added.  The Company does not have any promoters.

U.S. Securities and Exchange Commission
Division of Corporate Finance,
Attn:  Larry Spirgel, Assistant Director
February 2, 2011

Significant Employees, page 33

26.	We note you have a verbal agreement with the consulting geologist who will perform certain services in exchange for usual and customary rates. Revise to estimate actual costs.

Response: This disclosure has been revised to indicate that the cost for the geologist’s time is estimated to be approximately $300 per day, plus third party costs, if any.

Exhibit 23.1 – Consent of De Joya  Griffith & Company, LLC

27.
The consent identifies the financial statement periods audited as period “. . . from inception (August 17, 2010) through June 30, 2010…” Please obtain and file a revised consent that identifies the proper financial statements periods audited, and included in the document.

Response: The Consent contained a typographical error.  The Company has obtained a revised consent from its auditors, which has been included as Exhibit 23.1

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 838-3874.

Regards,

/s/ Ryan Alexander
Ryan Alexander
The Law Offices of Ryan Alexander PLLC

Enclosure (Acknowledgment by the Company)